EXHIBIT (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

InSite Vision Incorporated

at

$0.35 Per Share

by

Thea Acquisition Corp.

a wholly owned subsidiary of

Ranbaxy, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, (THE END OF THE DAY) ON TUESDAY, OCTOBER 27, 2015, UNLESS THE

OFFER IS EXTENDED.

September 29, 2015

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Thea Acquisition Corp., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”), which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 and the ultimate parent of Ranbaxy and the Purchaser, to act as Information Agent in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “InSite Common Stock” or the “Shares”), of InSite Vision Incorporated, a Delaware corporation (“InSite”), at a price of $0.35 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below) and the Letter of Transmittal enclosed herewith.

Holders of Shares whose certificates representing such Shares (“Certificates”) are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary (as defined below) prior to the expiration of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase, dated September 29, 2015 (as it may be amended or supplemented, the “Offer to Purchase”).

2.	The Letter of Transmittal (as it may be amended or supplemented the “Letter of Transmittal”) to tender Shares for your use and for the information of your clients.

3.	The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Certificates are not immediately available or if such Certificates and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer.

4.	The letter to stockholders of InSite from Timothy Ruane, Chief Executive officer of InSite and a Member of the InSite Board of Directors, accompanied by InSite’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission.

5.	A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 midnight, NEW YORK CITY TIME, (THE END OF THE DAY) ON TUESDAY, OCTOBER 27, 2015, UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) since September 28, 2015, there shall not have occurred any event, change or effect that have had or would have a Material Adverse Effect (as defined in the Merger Agreement) on InSite. The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Ranbaxy or any of its wholly owned direct or indirect subsidiaries or with respect to which Ranbaxy or any of its wholly owned direct or indirect subsidiaries otherwise have, directly or indirectly, voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated as of September 28, 2015 (as amended and restated, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among InSite, Ranbaxy and the Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the completion or, in certain circumstances, termination of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law, the Purchaser will merge with and into InSite (the “Merger”), with InSite continuing as the surviving corporation and a wholly owned subsidiary of Ranbaxy.

On September 11, 2015, the InSite Board of Directors resolved, among other things, (i) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated on July 16, 2015 and August 26, 2015, by and among InSite, QLT Inc. and Isotope Acquisition Corp. (the “QLT Merger Agreement”)), (ii) that it was in the best interests of InSite and its stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (iii) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) to authorize and approve the Top-Up Option (as defined in Section 12—“Merger Agreement; Other Agreements” of the Offer to Purchase) and the issuance of Shares in connection with the Top-Up Option, and (v) to recommend that the stockholders of InSite tender their Shares to the Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (i) Certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

Holders of Shares whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary prior to the expiration of the Offer, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. The Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and the Information Agent) (as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will reimburse you, upon request, for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any stock transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of the Purchaser, Ranbaxy, the Depositary or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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